Exhibit 99.1

JM Wowo Receives Regional Headquarters Certificate for Trading Companies from Shanghai Government

BEIJING, July 15, 2016 (GLOBE NEWSWIRE) – Wowo Limited (the “Company” or “JM Wowo”) (NASDAQ: JMU), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced that the Shanghai Zhongmin Supply Chain Management Co., Ltd., JM Wowo’s consolidated affiliated entity in China, is among the first group of 94 Shanghai-based trading companies that received the ‘Regional Headquarters Certificate’ from the Shanghai government, recognizing it as one of the key trading companies headquartered in Shanghai.

The 94 domestic and foreign companies are engaged in wholesale and retail, international trading, logistics and warehouse, and ecommerce platform operations. For e-commerce companies, certificates were only granted to those with more than RMB15 billion (US $2.3 billion) in annual merchants’ gross merchandise volume and 5,000 registered merchants, at least 30% of which are non-local merchants. As a leading B2B platform in China’s catering industry, JM Wowo now has over 10,000 third-party sellers on the Company’s online marketplace and over 28,000 active customer accounts as of March 31, 2016.

Ms. Xiaoxia Zhu, Co-chairperson and Chief Executive Officer commented, “We are honored to be among the first group of trading companies that received the ‘Regional Headquarters Certificate’, which represents the efforts by the local government to build Shanghai into an international trading center. The certificate is an important way to expand our influence as a key enterprise supported by the Shanghai government. We believe this is a testament to the strong reputation and strength of our foodservice B2B platform expertise. By utilizing our experience and expertise in both the online and traditional industries, we have confidence that our online marketplace will attract more merchants and create long-term value for our customers and shareholders.”

About JM Wowo Limited

Wowo Limited currently operates China’s leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry. With the help of Internet and cloud technologies, the Company has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. The Company is further promoting the use of its platform for small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, the Company has formed a leading industrial alliance and has great resource leverage in China’s catering industry. The Company works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. The Company’s plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. The Company might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Zhao Lichao IR Director

Wowo Limited

zhaolichao@ccjmu.com

Tel: 86-183 2119 5582

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: 203-682-8200